SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2002

Rio Tinto plc (Translation of registrant’s name into English) 6 St James's Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	Rio Tinto Limited (Translation of registrant’s name into English) 55 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Release time	Immediate	Date	4 December 2002

PR277g

Rio Tinto Announces Board Changes

Rio Tinto is pleased to announce that Mr Andrew Gould, President and Chief Operating Officer of Schlumberger Limited, has been appointed a non executive director of the boards of Rio Tinto plc and Rio Tinto Limited with immediate effect.

Mr Gould started his international career at Schlumberger in 1975 after working for Ernst & Young. Since then he has held a succession of financial and operational management positions in the company based in locations worldwide. He will become Chairman and Chief Executive Officer of Schlumberger Limited on February 1, 2003.

For further information, please contact:

LONDON	AUSTRALIA
Media Relations Hugh Leggatt + 44 (0) 20 7753 2273	Media Relations Ian Head +61 (0) 3 9283 3620
Investor Relations Peter Cunningham + 44 (0) 20 7753 2401	Investor Relations Dave Skinner +61 (0) 3 9283 3628 Daphne Morros +61 (0) 3 9283 3639

Website: www.riotinto.com

Rio Tinto plc. 6 St James’s Square London SW1Y 4LD
Telephone +44 (0) 20 7930 2399 Fax +44 (0) 20 7930 3249
REGISTERED OFFICE: 6 St James’s Square London SW1Y 4LD Registered in England No. 719885

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc (Registrant)		Rio Tinto Limited (Registrant)

By	/s/ A V Lawless	By	/s/ A V Lawless

Name Title	A V Lawless Secretary	Name Title	A V Lawless Assistant Secretary

Date	13 January 2003	Date	13 January 2003